NO ACT

06
1-28-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010697

February 25, 2010

C
FEB 2 5 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/25/10

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated January 28, 2010

Dear Mr. Mueller:

This is in response to your letter dated January 28, 2010 concerning the shareholder proposal submitted to GE by Gwendolen Noyes. We also have received letters on the proponent's behalf dated February 22, 2010 and February 23, 2010. On December 16, 2009, we issued our response expressing our informal view that GE could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reverse our previous position.

Sincerely,

Brian V. Breheny
Deputy Director,
Legal and Regulatory Policy

cc: Timothy Smith
Senior Vice President
Walden Asset Management
One Beacon Street
Boston, MA 02108


Walden Asset Management
Investing for social change since 1975

February 23, 2010

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: General Electric Company
Request for Reconsideration of
Shareowner Proposal by Gwendolen Noyes
Exchange Act of 1934 – Rule 14a-8

An Addendum to February 22nd letter on General Electric Request for Reconsideration of Gwendolen Noyes resolution on Say on Pay.

After additional research we would like to add the following comments to our Walden letter submitted yesterday in response to Gibson Dunn's letter on behalf of General Electric requesting reconsideration of the SEC staff decision.

We noted in our letter the rapidly changing context for the advisory vote discussion. One of the most compelling examples of a change is with regard to the Congress's passage of TARP and the SEC's passage of Rule 14-a 20 implementing the law.

Society now has a different understanding of the importance and scope of "say-on-pay" than it had a couple of years ago, when the *Ryland* and *Jefferies* letters were issued. For example, since then the Congress has passed the American Recovery and Reinvestment Act of 2009 which, in amended section 111(e)(1) of the Emergency Economic Stabilization Act of 2008, requires TARP recipients "to permit a separate shareholder vote to approve the compensation of executives as disclosed pursuant to the compensation disclosure rules of the Commission (which disclosure shall include the compensation discussion and analysis, the compensation tables and any related material)". The Commission has recently adopted Rule 14a-20 to implement this law. Release 34-61225 (February 18, 2010). The Rule (as did the statute) requires a vote on everything required by Item 402 of Regulation S-K, including the Summary Compensation table and the CD&A. In addition, on December 11, 2009, the House of Representatives passed H.R. 4173, the Wall Street Reform and Consumer Protection Act of 2009, Section 2002 of which amends Section 14 of the '34 Act to require annually:

A separate shareholder vote to approve the compensation of executives as disclosed pursuant to the Commission's compensation disclosure rules for named executive officers (which disclosure shall include the compensation committee report, the compensation discussion and analysis, the compensation tables, and any related materials to the extent required by such rules). Certainly expectations at the SEC and by Congress have significantly evolved making the precedent, cited by Gibson Dunn dated and no longer compelling.

We believe this is a telling argument that deserves highlighting.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Ronald Mueller, Gibson Dunn
Michael McAlevey, General Electric Company
Gwendolen Noyes, Proponent


Walden Asset Management
Investing for social change since 1975

February 22, 2010

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: General Electric Company
Request for Reconsideration of
Shareowner Proposal by Gwendolen Noyes
Exchange Act of 1934 – Rule 14a-8

We are responding to the January 28, 2010 letter by Gibson Dunn on behalf of General Electric Company seeking reconsideration of the December 16, 2009 letter by the Commission. The Commission's letter stated the SEC was unable to concur that the Proposal could be excluded under Rule 14a-8(i)(3).

Introduction:

The January 28th Gibson Dunn letter reframes the basic arguments made in their first No Action request.

We do not see that substantial new arguments have been presented and do not believe a fresh case has been made that should result in the staff reversing their earlier position on the General Electric No Action request. Thus we respectfully request that the staff decline to accept this request for reconsideration and reconfirm their December 16th position declining to provide No Action relief.

Gibson Dunn and General Electric have stated that it is a question of principle for them to seek reconsideration. From our perspective, it seems the company was frustrated by the staff's decision which changed some 2009 No Action decisions on this resolution and therefore seek to protest the staff's new position by writing this second appeal.

In our December 9, 2009 letter to the SEC, we highlighted the considerable changes in the initial discussion about the Advisory Vote. In the two months since our December 9th letter the context continues to rapidly change and the case becomes even clearer that this resolution should appropriately be voted on in 2010.

- The SEC has promulgated guidelines to TARP companies in January regarding process to follow in implementing an annual advisory vote.

- At this writing over 50 companies have agreed to implement the Advisory Vote. Among them are Pepsi, Colgate Palmolive, State Street, American Express, JPMorgan Chase, YUM! Brands, Pfizer and Microsoft all of which received the text of the resolution the Gibson Dunn letter contests.

  In none of the dialogue leading up to the agreements to implement Say on Pay which resulted in the resolution being withdrawn, did the company management raise questions about being confused by the resolution text. All seemed to understand the substance of the request and be willing to move forward with a commitment and agreement.

- Proxy advocacy services such as Risk Metrics and Glass Lewis, which do in depth analyzes of this issue and these resolutions, also did not distinguish or argue for different votes for last year's Pepsi and Johnson & Johnson resolutions where the resolved mirrored the General Electric resolution text.

  We believe the Gibson Dunn letter intentionally attempts to create a perceived heightened level of confusion to have the resolution omitted though many other company General Counsels seemed comfortable in dealing with the request.

  In fact the proponent representative, Walden Asset Management, the filer's investment manager, had reached out to General Electric on January 29th and offered to work with them to amend parts of the resolution language to mutually agreeable wording in the hopes that it would add to the comfort level of the General Electric Board and management if the language was reframed.

  We further hoped that finding an agreement would save the SEC staff from needing to deal with another No Action request.

  General Electric's legal staff stated they preferred to let the SEC process run its course and explained if they agreed with us to modify the proposal now, the SEC would not have to address the arguments expressed in the reconsideration letter. The company's goal simply seems to be to prevent their investors from voting on Say on Pay in 2010.

  Gibson Dunn and General Electric state in their letter they do not address the advisability of an advisory vote. It is notable that they did have a vote in 2009 (43% in favor) and in 2008 on Say on Pay and strongly opposed it on both occasions. Clearly they plan to do so in 2010 as evidenced by their draft 2010 statement of opposition.

  In fact, at present, the Board and management state they firmly oppose this reform and thus do speak against the "advisability" of this reform as framed in the resolution.

The Gibson Dunn letter goes over much of the same ground as their November 12th letter, often restating it in slightly different language, but making the same points.

We would, however, like to comment and correct the record on a number of points made in the Gibson Dunn letter.

a. On page 4 and in other sections, the Gibson Dunn letter refers to sections of the Supporting Statement arguing the statements are misleading and "mis-describe the effect of the proposal." We disagree. Simply because the arguments for the proposal use general language such as an "annual referendum process for shareholders about senior executive compensation", does not mean it misleads. It describes the general function of the vote which is a voting process on executive compensation.

   We do not believe investors are confused or misled, and in fact it insults the intelligence of major institutional investors who supported the resolution utilizing this language at PepsiCo and Johnson & Johnson in 2009 while voting for other versions of Say on Pay language with other companies like Exxon Mobil and Goldman Sachs.

b. The Gibson Dunn letter helpfully encloses examples from different companies illustrating different ways a Board can present the recommended Advisory Vote to investors. However, the letter does not note some companies do utilize the concept in the General Electric resolution for their advisory vote.

   The wording can differ, what the company is testing can vary. But in general it is still a non-binding vote on executive compensation. For example, he shareholder resolution text, presented to General Electric and contested by Gibson Dunn, .overlaps comfortably with what Intel presented for a vote last year for example. A company is free to frame its advisory vote in a style deemed satisfactory by its Board.

   The shareholder resolution asks for "an advisory vote of shareholders to ratify and approve the Board's Compensation Committee Report and the executive compensation policies and practices" set forth in the CD&A.

   The Intel 2009 resolution presented by the company states the Board "recommends that you vote in favor of the Compensation Committee's compensation philosophy, policies and procedures as described in the CD&A by voting For this proposal."

   We believe Intel's Board has presented a short, reasonable and clear proposition for investors to support and that this proposition overlaps

significantly with the shareholder resolution language presented to General Electric and scores of other companies this year.

And investors overwhelmingly supported the Intel Board's recommendation last year and voted in favor giving clear feedback to Intel staff and Board. Again, Intel did not tell us that they heard complaints about their resolution text being confusing to voters.

This is but one of numerous examples that illustrate the point that the resolution is clear and convincing, not misleading and confusing as the Gibson Dunn letter repeatedly alleges.

c. The Gibson Dunn letter further seeks to confuse by arguing that none of the companies listed in the supporting statement presented a vote exactly mirroring the resolution text and therefore the resolution is misleading.

   However, the point made in the resolution is much broader.

   The supporting statement lists examples of companies which have agreed in general to an advisory vote, then implemented it following their Board's best wisdom, exactly what the proponents sought when they came to agreements and withdrew their resolution.

d. On pages 7 and 8 the Gibson Dunn letter goes to great length to concoct a theory that the resolution actually provides for a vote "approving or disapproving the Compensation Committee's review, discussion and recommendation" regarding the CD&A.

   Certainly Gibson Dunn and its clients are well aware since they have talked to leaders in the proponent's community, that exactly the opposite is true. The Advisory Vote does send a message to the company but it is very separate from a decision to vote Yes or Withhold on a Director which is the ultimate way to convey "disapproval".

   An advisory vote gives advice. It is not an up or down vote on the Board.

   Thus the conclusion that a "shareowner would be presented with different and conflicting explanations" of what they are voting on seems to be more of a fantasy than a legitimate concern.

e. It is also notable that companies that have had this resolution before them for a number of years, such as Johnson & Johnson, do not utilize any of the Gibson Dunn arguments in their response to the resolution seeking to convince investors to vote Against the proposal. For example, the draft 2010 Johnson & Johnson statement of opposition states in part.

The Board of Directors favors a vote AGAINST the adoption of this proposal for the following reasons:

The Board recognizes the importance of executive compensation to many of our shareholders and welcomes constructive feedback on the Company's executive compensation policies and practices set forth in the Compensation Disclosure and Analysis (CD&A) of the Proxy Statement. In recent years, management has increasingly engaged in dialogue on executive compensation with key stakeholders and has found this dialogue to be constructive. Each year, management and the Compensation & Benefits Committee review feedback received through this dialogue, as well as other avenues of communication available to shareholders. As a result of that dialogue, the Company has implemented several important changes to its compensation practices and made adjustments and enhancements to the CD&A that we believe will make our disclosures more informative and useful for our shareholders.

This proposal, which calls for an annual advisory vote on the Company's executive compensation policies and practices, has been voted on at our Annual Meetings for the past two years, and each year a clear majority of the votes were cast against the proposal.;

As you can see, they do not suggest that investors should vote No since the resolution is confusing, quite the contrary.

f. The Gibson Dunn letter notes the past Sara Lee ruling where the staff concurred the proposal was materially false or misleading under Rule 14-a8(i)(3).

   However, we believe the staff was correct in updating its thinking and moving beyond the logic of the Sara Lee decision. We believe the logic in that precedent was confusing and deserved to be superceded. Changing a staff's opinion from those of earlier years, based on new information and fresh thinking, should be considered a sign of an open mind by the Commission.

   We believe the Sara Lee ruling the distinction was confusing.

   According to the SEC requirements, the Compensation Committee report covers three things a) that the Committee has discussed the CD&A with management and that management reviewed it (doesn't make sense that you are voting on either of those parts) b) that the Compensation Committee recommended that the CD&A be put in the proxy statement. (Certainly it would be confusing to vote on that).

   Thus setting aside Sara Lee seems a logical step forward.

In summary, we do not believe that Gibson Dunn has convincingly made the case that the SEC's staff decision should be reversed.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Ronald Mueller, Gibson Dunn
Michael McAlevey, General Electric Company
Gwendolyn Noyes, Proponent

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Client Matter No.: C 32016-00092

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

January 28, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: General Electric Company
Request for Reconsideration
Shareowner Proposal of Gwendolen Noyes
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On November 12, 2009, we submitted a letter (the "Initial No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intended to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Gwendolen Noyes (the "Proponent") relating to an advisory vote on executive compensation. The Proposal requests that the Company's board implement a policy requiring a proposal to be included in the Company's proxy materials for each annual meeting, which is to be submitted by and supported by Company management, seeking an advisory vote of shareowners to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices as set forth in the Company's Compensation Discussion and Analysis.

On December 16, 2009, the Staff issued a response to the No-Action Request stating that it was unable to concur in our view that the Proposal and Supporting Statement could be

excluded under Rule 14a-8(i)(3). For the reasons addressed below, we respectfully request that the Staff reconsider this matter, as we continue to be of the view that the Proposal and Supporting Statement are misleading under Rule 14a-9.[1]

I. Introduction

We address here solely the Proposal and the Supporting Statement, and not the general issue of the advisability or appropriateness of a company-sponsored advisory vote on the company's executive compensation. We understand likewise that the Staff's approach to the consideration of companies' no-action requests on shareowner proposals is limited to a review of the specific proposal and the arguments regarding its excludability under Rule 14a-8. In Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") at questions and answers B.6. and B.7., the Staff states:

> **6. Do we base our determinations solely on the subject matter of the proposal?**
>
> No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter....
>
> **7. Do we judge the merits of proposals?**
>
> No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

The Proposal is materially different than most shareowner proposals requesting an advisory vote on executive compensation. Specifically, the Proposal recommends that the Company's board of directors "adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an

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[1] We note that many companies, represented by many different law firms, appear to share our view and have sought to exclude the same proposal under Rule 14a-8(i)(3). *See, for example, International Business Machines Corp.* (Dec. 22, 2009); *Honeywell Intl. Inc.* (avail. Dec. 31, 2009); *JPMorgan Chase & Co.*, submitted Jan. 8, 2010.

advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." A letter submitted on behalf of the Proponent by Walden Asset Management ("Walden") and dated December 9, 2009, a copy of which is attached hereto as Exhibit A (the "Proponent's Letter"), concedes that the language of the Proposal differs from the "Resolved clause" used by most shareowner proposals seeking advisory votes on executive compensation. In fact, in each of the last two years, Walden has submitted to the Company a shareowner proposal requesting an annual advisory vote "to ratify the compensation of the named executive officers ('NEOs') set forth in the proxy statement's Summary Compensation Table (the 'SCT') and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis)." In each of the last two years, the Company did not seek to exclude those proposals under Rule 14a-8, and included the proposals in its proxy statements. This year, however, the Proponent determined to submit a different form of proposal.

II. Analysis

For the reasons discussed below, the Proponent materially misstates the nature and effect of the Proposal. Accordingly, we believe the Proposal and Supporting Statement submitted this year may be excluded under Rule 14a-8(i)(3).

The Proposal seeks a company-sponsored advisory vote of shareowners "to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." In responding to a proposal submitted to Sara Lee Corporation requesting an advisory vote on the board Compensation Committee Report, the Staff observed that a vote on the board Compensation Committee Report is a vote on the compensation committee's "review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis." *Sara Lee Corp.* (avail. Sept. 11, 2006).[2] Thus, implementing the Proposal would result in shareowners having a single, combined vote on two issues: (1) the board compensation committee's "review, discussions and recommendations regarding the Compensation Discussion and Analysis

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2 The Staff further noted, "[T]he Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's 'policies applicable to the registrant's executive officers' (as required previously under Item 402(k)(I) of Regulation S-K)."

disclosure" and (2) the executive compensation policies and practices set forth in the Compensation Discussion and Analysis. Nevertheless, the caption of the Proposal is "Advisory Vote on Executive Compensation," and the Supporting Statement describes the Proposal as providing only an advisory vote on one matter: the Company's executive compensation. Thus, the Supporting Statement's assertion that "An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation" mis-describes the effect of the Proposal. Significantly, the Supporting Statement's explanation of the Proposal is virtually identical to the supporting statements that Walden used to describe the advisory vote proposals submitted to the Company and appearing in the Company's 2008 and 2009 proxy statements.[3] Thus, the Supporting Statement's description and characterization of the Proposal is misleading because, by stating only that the Proposal seeks an advisory vote on executive compensation, it mis-describes the scope and effect of implementing the Proposal and conflicts with what the Proposal actually addresses.

The Supporting Statement further misleadingly suggests that the Proposal is comparable to advisory votes that have been voted on at other public companies. In fact, we are not aware of *any* company that has provided for an advisory vote on the board Compensation Committee Report as called for in the Proposal.[4] Notably, none of the companies named in

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[3] As noted above, the proposals submitted to the Company by Walden for the past two years requested an advisory vote "to ratify the compensation of the named executive officers ('NEOs') set forth in the proxy statement's Summary Compensation Table (the 'SCT') and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis)." As a result, the Supporting Statement most accurately describes a proposal seeking an advisory vote on the *amount and form* of executive compensation paid by the Company, not on the Company's executive compensation policies and practices as set forth in the Company's Compensation Discussion and Analysis. Yet even if the Supporting Statement's explanation of the Proposal could be viewed as describing the aspect of the Proposal that seeks an advisory vote on the Company's executive compensation policies and practices, the description is materially inaccurate and misleading because a shareowner relying on that description would not understand that the Proposal also seeks a vote on the compensation committee's review, discussions and recommendations.

[4] As noted in the Proponent's Letter, it appears that three companies have included in their proxy statements shareowner proposals with a "Resolved" clause that is identical to that of the Proposal. Contrary to the assertions in the Proponent's Letter, even if these three

[Footnote continued on next page]

the Supporting Statement provided shareowners an advisory vote on the board Compensation Committee Report,[5] and we are not aware of any participant in the government's Troubled Asset Relief Program ("TARP") that provided shareowners an advisory vote on the board Compensation Committee Report.[6] The Proponent's Letter seeks to downplay this distinction, suggesting that the vote requested in the Proposal is comparable to that submitted by other companies. Once again, however, none of the companies named in the Proponent's Letter provided shareowners an advisory vote that encompassed the board Compensation Committee Report.[7] Thus, by asserting that the Proposal seeks just an advisory vote on executive compensation comparable to that voted on by many other public companies, the Supporting Statement is materially misleading.

Further, the Supporting Statement asserts that implementing the Proposal does not result in shareholders voting on board members. Specifically, while the Supporting Statement characterizes the vote called for under the Proposal as an "Advisory Vote" on executive compensation, it distinguishes this type of vote from a vote of disapproval on board members, stating "We believe voting against the election of Board members to send a

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[Footnote continued from previous page]
proposals are viewed as having received high shareowner votes, it does not demonstrate that they were not misleading.

5 Only one company appears to even reference the Compensation Committee Report, by requesting an advisory vote on the compensation of the Company's named executive officers "as disclosed pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Committee Report, the Compensation Discussion and Analysis, and the compensation tables)." As observed by the Staff in *Sara Lee*, however, the Compensation Committee Report does not disclose named executive officer compensation.

6 TARP participants are required to "permit a separate shareholder vote to approve the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the Commission." *American Recovery and Reinvestment Act of 2009*, Pub. L. No. 111-5, §7001, 123 Stat. 115, 519.

7 The Proponent's Letter could be read to suggest that H&R Block Inc. and Zale Corporation put forth proposals that included a vote on the board Compensation Committee Report, but in fact neither of those companies provided a vote that encompassed the Compensation Committee Report. The actual text of the proposals used by those and other companies cited in the Proponent's Letter are attached to this letter at Exhibit B.

message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareowners a more effective instrument." This is significant because many shareowners support a traditional advisory vote on executive compensation as a means to express their views on a company's executive compensation, but do not wish their votes to signal disapproval of the board.[8] Nevertheless, the advisory vote requested in the Proposal, if implemented, would not provide shareowners that option; a vote against the company-sponsored resolution requested by the Proposal would constitute both (1) a vote of disapproval on the Company's executive compensation policies and practices, and (2) a vote of disapproval of the compensation committee's review, discussions and recommendations regarding the Compensation Discussion and Analysis. Moreover, the Proponent's Letter affirms that, by calling for a vote on the Compensation Committee Report, the Proposal's intention is to require a vote of approval or disapproval on the directors serving on the compensation committee. Specifically, the Proponent's Letter states that the Proposal's text is formed with the same goals in mind as the resolution that was submitted by TIAA-CREF to The Ryland Group, Inc. (which proposal was addressed by the Staff in a no-action response dated February 7, 2008): "The purpose of the Proposal is to hold [the] Board as well as its management accountable for the role of each in connection with the Company's executive compensation decisions and related disclosure."[9]

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[8] For example, RiskMetrics Group's U.S. voting policy for 2010 states that it's voting recommendation on management sponsored advisory votes on executive compensation "will be the primary communication avenue to initially address problematic pay practices," and that it will make additional or alternative negative voting recommendations on compensation committee members only in "egregious or continuing situations." RiskMetrics Group, U.S. Corporate Governance Policy: 2010 Updates (Nov. 19, 2009).

[9] Proponent's Letter, at page 8, quoting the explanation of the Proposal's "Resolved" clause set forth in a TIAA-CREF letter to the Staff regarding a proposal with a substantially identical "Resolved" clause. Significantly, in the quoted language, the Proponent's Letter also asserts that the intention of the Proposal is to hold the Company's board and management accountable for the Company's executive compensation disclosure. That intention likewise is at odds with the language of the Proposal and the explanation of the Proposal set forth in the Supporting Statement, likewise resulting in the Proposal being false and misleading. *See SunTrust Banks, Inc.* (avail. Dec. 31, 2008); *The Ryland Group, Inc.* (avail. Feb. 7, 2008); *Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008), each discussed below.

Thus, the effect of seeking an advisory vote on the board Compensation Committee Report is to require a vote on the committee's "review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis."[10] The Proponent's Letter confirms that the intention of the Proposal is to hold the directors accountable for their roles in connection with the Company's executive compensation decisions and related disclosure. Yet the Supporting Statement explains the effect of the Proposal differently and asserts that an Advisory Vote is *not* a vote of disapproval on directors. Thus, the effect of implementing the Proposal and the explanation of the Proposal's intention as set forth in the Proponent's Letter conflict with the explanation of the Proposal in the Supporting Statement.

The Staff consistently has concurred that companies can exclude proposals, including proposals relating to executive compensation, when the supporting statement contains material misstatements as to the purpose or effect of implementing the proposal. For example, in *SunTrust Banks, Inc.* (avail. Dec. 31, 2008), a shareowner proposal requested that the board and its compensation committee implement certain executive compensation reforms if the company chose to participate in TARP. The proposal's supporting statement suggested that the reforms were to be in effect for the duration of the company's participation in TARP, and such intent was confirmed in subsequent correspondence with the proponent, but the proposal itself contained no such durational limitation. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(3), noting that:

> There appears to be some basis for your view that SunTrust may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. In arriving at this position, we note the proponent's statement that the "intent of the Proposal is that the executive compensation reforms urged in the Proposal remain in effect so long as the company participates in the TARP." By its terms, however, the proposal appears to impose no limitation on the duration of the specified reforms.

In *The Ryland Group, Inc.* (avail. Feb. 7, 2008), the Staff concurred that a proposal could be excluded under Rule 14a-8(i)(3) where the resolved clause sought an advisory vote on the executive compensation policies included in the Compensation Discussion and Analysis and on approval of the board Compensation Committee Report, yet the supporting statements and the proponent stated that the effect of the proposal would be to provide a vote on the adequacy of the disclosures in the Compensation Discussion and Analysis. *See also Jefferies*

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10 *Sara Lee Corp., supra.*

Group, Inc. (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (same). Likewise, as noted above, in *Sara Lee* the Staff concurred that the proposal was materially false or misleading under Rule 14a-8(i)(3), stating:

> The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis.

Rule 14a-8(i)(3) allows a company to exclude a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 prohibits any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. Here, the Proposal does more than seek an advisory vote on executive compensation policies and practices; it provides for that vote to be combined with a vote on approving or disapproving the compensation committee's review, discussion and recommendation regarding the Compensation Discussion and Analysis. The Supporting Statement purports to describe the Proposal, but inaccurately describes its intention, scope and effect. As a result, in considering the Proposal and the Supporting Statement, a shareowner would be presented with different, and conflicting, explanations of what he or she is being asked to vote upon.

Shareowners carefully evaluate exactly what they are being asked to vote upon when reviewing company-sponsored advisory votes on executive compensation.[11] Thus, particularly as shareowners gain increased experience with company-sponsored advisory votes, one cannot characterize all "say on pay" proposals as being the same or assume that

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[11] *See, for example,* RiskMetrics Group, Evaluating U.S. Company Management Say on Pay Proposals: Four Steps for Investors (March 16, 2009) ("RiskMetrics Group (RMG) utilizes a comprehensive process to evaluate advisory pay resolutions and to provide a recommendation for clients under its benchmark voting policy, and many investors use a similar approach, which can be summarized in the four basic steps outlined below. Step One: Determine what the proposal asks for. The evaluation of any proposal begins with determining what the proposal is asking for.")

shareowners will ignore the specifics of what they are asked to vote upon. Instead, one must look at the exact language of a proposal and how it is being described. Here, the Proponent is seeking a unique form of advisory vote designed with the purpose to hold the Company's "Board as well as its management accountable for the role of each in connection with the Company's executive compensation decisions and related disclosure," but the Supporting Statement provides a different, incomplete and inaccurate description of the intention, scope and effect of the Proposal. Consistent with the precedent discussed above, on this basis, we believe that the Proposal and Supporting Statement may be excluded pursuant to Rule 14a-8(i)(3), and respectfully request that the Staff reconsider this matter and concur with our view.

As discussed above and in the Initial No-Action Request, we believe that the Proposal and Supporting Statement, read together, are misleading. Although the particular statements in the Supporting Statement may differ from those in the precedent cited above, we believe that the effect is comparable to the precedent cited above, and therefore that the Proposal and Supporting Statement properly may be excluded under Rule 14a-8(i)(3). If after consideration of the additional analysis set forth above the Staff is unable to concur with our view, we believe it would be helpful to companies and proponents for the Staff to clarify it's application of Rule 14a-8(i)(3) in situations where the Proposal and Supporting Statement have material misstatements or omissions. Please contact me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465 if we may provide additional information.

Sincerely,

Ronald O. Mueller

ROM/eso

cc: Craig T. Beazer, General Electric Company
Gwendolen Noyes
Timothy Smith, Walden Asset Management

Enclosures

100783266_5.DOC

Exhibit A


Walden Asset Management
Investing for social change since 1975

December 9, 2009

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Gwendolen Noyes
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

I am responding to a No Action Request sent on November 12th by Ronald Mueller of Gibson, Dunn & Crutcher LLP on behalf of General Electric Company. Mr. Mueller's letter relates to a shareholder resolution by Ms. Gwendolen Noyes seeking an Advisory Vote on executive pay. Ms. Noyes is a client of Walden Asset Management which serves as her investment manager, I am responding on her behalf as a Senior Vice President at Walden Asset Management.

INTRODUCTION:

Ms. Noyes resolution is one of scores of such resolutions filed with companies this year seeking an Advisory Vote on executive pay, often described as "Say on Pay".

In last year's proxy season, approximately 100 companies received a resolution with this focus. Shareholders expressed strong support for this governance reform with votes in favor averaging in the 46% range and over 25 companies receiving votes over 50% in favor. To date, over 30 companies have agreed to voluntarily implement Say on Pay and of course TARP companies are required to propose an Advisory Vote in their proxy for investors to vote on. This last year we believe over 300 TARP companies implemented such votes.

Last year General Electric had a shareholder proposal requesting an Advisory Vote that received 43.2% vote in favor, a remarkably strong indication of investor support for this new policy despite the fact that General Electric is not a company criticized publicly for its pay philosophy, practices or disclosures. In 2008 the vote was 38.2%.

While the Resolved clause is framed differently than last year's resolution sponsored by the Communication Workers of America, Ms. Noyes' resolution continues the tradition seeking this reform.

Mr. Mueller's letter acknowledges the drastically changed context of the Advisory Vote discussion in 2009 when it states "The company understands that Congress is considering prescribing an advisory vote on executive compensation for all U.S. companies, and the Company, of course, would comply with any legal obligation to provide an advisory vote."

Indeed, many companies and investors expect the Advisory Vote will be legislated and become a reality for companies with annual votes, similar to the election of Directors or ratification of the Auditors.

In realty, there is a very different climate regarding the Advisory Vote today compared to even three years ago.

For example, the

- President of the United States and Treasury Secretary have both endorsed the Advisory Vote.

- The Chair of the Securities and Exchange Commission Ms. Mary Schapiro, has stated her support for an Advisory Vote as have two other Commissioners. Ms. Schapiro stated in May 2009 in an interview with Personal Finance that "shareholders across America are concerned with large corporate bonuses in situations in which they, as the company's owners, have seen declining performance. Many shareholders have asked Congress for the right to voice their concerns about compensation through an advisory "say on pay." Congress provided this right to shareholders in companies that received TARP funds, and I believe shareholders of all companies in the U.S. markets deserve the same right."

- The House of Representatives passed a bill in the last session of Congress, including the annual Advisory Vote. This is also included in current bills before the U.S. Senate and House of Representatives.

- Numerous investors, including institutional investors with trillions of dollars of Assets Under Management, have spoken in support of the Advisory Vote and voted proxies in favor of resolutions urging Say on Pay.

In fact, shareholders at PepsiCo, Johnson & Johnson and XTO Energy voted on this identical resolved clause with a 49.4% vote in favor at PepsiCo, 46.3% at Johnson & Johnson and 51.5% at XTO Energy.

- In Canada the Canadian Coalition for Good Governance has worked with a number of leading Canadian banks which decided to adopt Say on Pay and have provided model resolution language for banks to use in their proxy statements for management or Board sponsored resolutions.

- The general concept of the Advisory Vote seems well understood even when Boards or management prefer not to implement this reform. In fact, numerous companies, which have adopted Say on Pay, have begun an expanded investor communication programs to seek feedback from their shareowners on various aspects of their pay philosophy practice and transparency.

- The Treasury Department clearly believes that the Advisory Vote is a necessary tool for accountability on compensation since they required all companies under TARP to include such a vote in the last proxy season. The experience from such votes are useful since in the vast number of cases the vote was an un-dramatic, routine discipline with overwhelming votes supporting the Board sponsored proposal.

  However, in a minority of cases, investors used the vote to register strong concerns about the compensation package sometimes voting against selected Directors as well.

In short, Ms. Noyes and Walden Asset Management believe, as other proponents do, that the Advisory Vote is an idea whose time has come and is a necessary and timely reform. It allows investors to apply reasonable checks and balances on executive compensation through an Advisory Vote which, combined with investor communication programs, will help a Board and management receive meaningful feedback from their owners.

While we understand the position of companies like General Electric which oppose the concept of the Advisory Vote and also seek to have their proxy statements as free as possible of any shareholder resolutions, nevertheless, this seems like a last ditch attempt to hold back the inevitable by refusing to let General Electric shareholders vote on a shareholder resolution seeking this change.

We believe Mr. Mueller's letter to the Securities and Exchange Commission fails to sustain the burden of proof required to demonstrate why the Proposal may be excluded and therefore we respectfully request that the Securities and Exchange Commission decline to issue a No Action decision.

ANALYSIS:

Mr. Mueller's letter makes several points he argues are the basis for exclusion.

1. **Proposal is vague, indefinite and misleading –**

   This is the major augment presented in the General Electric letter which draws heavily on the letters sent last year by Ryland, Jefferies, etc.

   We would argue in response

- There is a new context for the advisory vote discussion.
- That a number of companies have taken the language in the resolution to General Electric, adapted it as their own, and presented it for a vote by their investors as a Board sponsored resolution.
- That companies that had votes on the shareholder proposal with the General Electric proposal language i.e. XTO Energy, Johnson & Johnson and PepsiCo, had strong shareholder votes in the 46% - 51% range indicating shareowners knew what they were voting on and were not confused by this language.
- We agree with the points TIAA-CREF made in their Ryland letters to the Securities and Exchange Commission last year that the intent of this resolution is clear and that it attempts to provide flexibility for the Board and management as they craft a Board sponsored proposal for shareholder vote.
- That the Securities and Exchange Commission's XTO Energy decision on this resolution demonstrates different responses last season from the staff and does not set a definite precedent on this issue.
- And finally, with the considerably changed context before us, that the staff should review the resolution before General Electric with fresh eyes.

The first argument requests exclusion under 14a-8(i)(3) because the proposal is vague, indefinite and misleading.

It is important to state at the outset that Mr. Mueller and General Electric staff and Board are well informed about the ongoing debate on the Advisory Vote. In fact, General Electric had a vote on this issue in both 2007 and 2008.

General Electric has watched the steps other companies took when they decided to implement the vote, and have talked to proponents thus gaining wide-ranging insights into the overall rationale for Say on Pay and what proponents seek. Thus their arguments that the resolution is vague and something they purport not to understand is disingenuous.

We believe General Electric has a high level of knowledge of the goals and specific objectives of Say on Pay.

Importantly, companies who talk to proponents know that the goal of the resolution is not to prescribe a specific formula or actual language for the resolution a Board and management would put in the proxy. In fact, if General Electric were to agree that the company would present an Advisory Vote in the proxy, proponents would be pleased to let them draft the language without prescribing the exact text. Thus General Electric's confusion would be quickly eliminated since they could craft the text of their resolution.

Mr. Mueller's letter argues the resolution and supporting statement are vague, that the proposal is therefore misleading and that neither the stockholders at large nor the company implementing the proposal would be able to determine with any reasonable certainty what the proposal would entail.

The General Electric letter seeks to create confusion where none exists. In fact, investors who voted on this exact resolution text at PepsiCo, XTO Energy and Johnson and Johnson last year seemed quite clear what they were voting for and provided high votes in the 44% to 51% range similar to the level of votes the other version of the resolution text received.

There was no widespread confusion, debate in the press, nor criticism of this resolution language by investors or Proxy Advisory firms.

Investors who voted on two slightly different versions of the Advisory Vote shareholder resolution (the TIAA-CREF version which is this year's text before General Electric) and the more widely used version (which was the text General Electric had in their proxy for the last two years), were seen by investors to be variations of the same theme and were both supported by strong votes.

We strongly disagree that the proposal is vague and indefinite and thus misleading. This argument is especially fallacious in light of the very different context in 2009 (as described in the introduction of this letter) compared to 2006 and 2007 when the Say on Pay issue was in a more nascent stage. There is

much more sophisticated knowledge today by both companies and investors regarding the details of implementing Say on Pay. There have been literally hundreds of articles and analysis as well as implementation of the Advisory Vote by over 350 companies (including TARP companies). This experience in the business community will guide General Electric if they were to implement an Advisory Vote.

In addition, various companies that are actually implementing advisory vote have utilized different language in their proxies as the company provides shareowners an opportunity to cast a vote on executive pay.

For example, H & R Block and Zales (where former Securities and Exchange Commission Chair Richard Breeden is a non-executive Chair of the Board at H &R Block and a member of the Zales Board) have recommended votes for company sponsored resolutions following the TIAA-CREF recommended language which is before General Electric this year. Obviously their Boards and management felt this language was not vague or misleading nor would it result in any form of sanctions against them.

In 2009 Intel Corporation responded positively to a shareholder resolution and submitted an advisory vote resolution from the Board. The Intel 2009 proxy states *"The Board of Directors asks you to consider the following statement: "Do you approve of the Compensation Committee's compensation philosophy, policies and procedures as described in the "Compensation Discussion and Analysis" section of this proxy statement?"*

The Board of Directors recommends that you vote in favor of the Compensation Committee's compensation philosophy, policies and procedures as described in "Compensation Discussion and Analysis" by voting "FOR" this proposal."

As we can see, the Board's resolution appearing in the Intel proxy asks for a vote in favor of the Compensation Committee's philosophy, policies and procedures as described in the Compensation Discussion and Analysis, which is very similar to the shareholder resolution presented to General Electric.

The list goes on. Aflac, the first company to adopt Say on Pay voluntarily, frames their resolution as follows in their 2008 proxy.

"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

Again Aflac seems comfortable in asking for a vote on policies and practices described in the Compensation Discussion and Analysis along with information in the proxy statement.

Further, RiskMetrics, now a public company, provides a non-binding advisory vote on three different aspects of RiskMetrics' executive pay. One section of the vote states

A. "*RESOLVED that the shareholders approve the Company's overall executive compensation philosophy, policies and procedures, as described in the Compensation Discussion and Analysis (Sections I and II) in this Proxy Statement.*"
And in a second vote, RiskMetrics asks for a vote on

B. "*RESOLVED that the shareholders approve the application of the Company's compensation philosophy, policies and procedures to evaluate the 2008 performance of, and award compensation based on, certain key objectives, as described in the Compensation Discussion and Analysis (Section V) in this Proxy Statement.*"

So we have companies that have presented their own Board backed resolutions for a vote similar to the language of the General Electric resolution.

And we have a number of companies, PepsiCo, Johnson & Johnson and XTO Energy that presented this language in a shareholder resolution for a vote by investors.

In short, we believe the experience of both investors and companies over the last year make the request in this resolution clear and direct rather than vague and misleading.

No Action Letter Precedent -

In his analysis on page 3, Mr. Mueller mentions several Securities and Exchange Commission precedents which he believes supports the case for a No Action letter e.g. The Ryland Group letter February 7, 2008. The letter continues to list 2006 and 2007 No Action letters which supposedly would also close the door on the General Electric resolution.

But he mentions only in passing an Securities and Exchange Commission decision with XTO Energy (February 13, 2000), where the Securities and Exchange Commission staff were unable to concur in the request for a No Action Letter.

Moreover, reference to the Sara Lee letter ignores the point made in TIAA-CREF's letter by Hye-Won Choi, Head of Corporate Governance, dated January 9, 2008. Her letter comments on the Sara Lee issue when it states "*the staff concurred that Rule 14a-8(i)(3) could be used as a basis to exclude a proposal that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to*

approve the Report of the Compensation and Employee Benefits Committee (the "Sara Lee Proposal"). However, because the content of the Compensation Committee Report was revised by the new executive compensation rules following the deadline for submitting proposals, the Staff permitted the proponent to revise the proposal to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding NEO compensation that is included in the Compensation Discussion and Analysis report. The Staff went on to say that such a revised proposal may not be excluded under Rule 14a-8(i)(3). Thus, the Proposal, which, like the revised Sara Lee Proposal, makes clear that the advisory vote would relate to the company's executive compensation policies and practices set forth in the Compensation Discussion and Analysis, may not be excluded under Rule 14a-8(i)(3)."

Equally important are additional points made in TIAA-CREF's letter dated January 9, 2009 to the Securities and Exchange Commission which explains in detail that the goal of this resolution and TIAA-CREF was not to dictate the specific language the Board sponsored advisory vote, but to give management and the Board the freedom and flexibility to craft their own language.

This 2009 resolution to General Electric based on the TIAA-CREF resolution text is formed with the same goals in mind.

"The Proposal requests that Ryland's Board of Directors (the "Board") adopt a policy by which the Company would be required to submit a non-binding proposal each year seeking an advisory vote of shareholders to ratify and approve the Compensation Discussion and Analysis Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis ("CD&A"). The intent of the Proposal is to provide Ryland's management and Board with the maximum amount of flexibility. The Proposal gives Ryland's management and Board, who are responsible for the design, implementation and disclosure of the Company's compensation policies and practices, the ability to develop and submit the Proposal in any manner that they believe is appropriate. Thus, the intent is to put the advisory vote mechanism into the hands of Ryland's management and Board."

"CREF recognizes the limited content of the Compensation Committee Report and realizes that the detailed discussion of Ryland's compensation policies and practices for its NEOs is set forth in the CD&A. However, CREF believes it is important to obtain a shareholder advisory vote on the Compensation Committee Report as well as the CD&A in an effort to take a holistic approach to the compensation decision making process. The purpose of the Proposal is to hold Ryland's Board as well as its management accountable for the role of each in connection with the Company's executive compensation decisions and related disclosure.

A Division of Boston Trust & Investment Management Company
One Beacon Street, Massachusetts 02108 617.726.7250 or 800.282.8782 fax 617.227.3664

Under the new executive compensation rules, management is responsible for the content of the CD&A and the Board's Compensation Committee is responsible for reviewing the compensation disclosure included in the CD& and approving its inclusion in the proxy statement. In order to hold the Board accountable for its decision to approve the inclusion of the CD&A in the proxy statement, the advisory vote must permit shareholders to vote on the Compensation Committee Report as well as the CD&A. Thus, to permit an advisory vote on the CD&A without also permitting a vote on the Compensation Committee Report would be insufficient."

2. **United Kingdom example and others are misleading**

Mr. Mueller's letter (page 5) goes onto argue that the proposal and supporting statement are vague and misleading since the supporting statement describes the United Kingdom voting practice and explains that this vote "gives shareholders a clear voice that could help shape executive compensation."

Mr. Mueller's letter then makes a gigantic leap of logic, arguing that simply by citing a British example that we misled U.S. investors into believing that the system and its results would work the same way in the United States.

Certainly, proponents are free to cite other international examples in the general area of Advisory Votes without misleading investors who are intelligent enough to differentiate a United Kingdom, Canadian or Dutch example from the U.S. context.

In addition, Mr. Mueller goes onto state that other points highlighting proponents various beliefs about the proposal impact are misleading simply because they highlight the value of Say on Pay using various examples.

Certainly General Electric is free to argue in the Statement of Opposition to investors that they disagree with some of the points made. But making a variety of different arguments in the Supporting Statement does not result in a vague and misleading resolution. It simply constitutes a package of arguments that General Electric disagrees with.

There is no "fundamental uncertainty" established by the proposal as a whole, simply different arguments buttressing the overall cause.

3. **Unclear on who should act**

Mr. Mueller's letter on page 7 argues the resolution is unclear regarding who should act – Management or the Board. However, the resolution clearly states "the shareholders of General Electric recommend that the Board of Directors adopt a policy" – thus requesting that the Board take action to adopt a policy putting the Board in complete control of the decision and direction of the policy requested.

A Division of Boston Trust & Investment Management Company
One Beacon Street, Massachusetts 02108 617.726.7250 or 800.282.8782 fax 617.227.3664

The resolution then goes on to explain that the policy would have the proxy statement include an Advisory Vote proposal submitted and supported by company Management – in other words, this would be the company's proposal just like the election of Directors and ratification of Auditors are proposals coming from the company not investors. That is the simple goal of the proposal.

Clearly the Board is in charge of the process and their authority is undiminished when they decide if there is to be an Advisory Vote. We believe investors will not interpret this resolution as stripping the Board of its authority.

Mr. Mueller goes on at length in his letter arguing that the term "submitted by and supported by company management" would greatly confuse investors.

Again, experience proves otherwise. The identical resolution voted upon last year at XTO Energy, Johnson & Johnson or PepsiCo did not seem to confuse proxy voters or muddle their decision making. No mention was made of this controversy or confusion proposed by Mr. Mueller.

Investors knew full well the resolution was asking the Board to develop a policy that would have the company implement an annual Advisory Vote included in the proxy with the resolution presented by the company in contrast to the resolutions submitted investors.

To provide a No Action Letter based on Mr. Mueller's concocted view of what would confuse investors would be an error.

However, if the Securities and Exchange Commission were to agree with Mr. Mueller's argument, we would be pleased to drop the word "management" so the proposal would read "submitted by and supported by the Company" or alternatively add the word "Board" after the word "Company" so it would read "submitted by and supported by the company's Board."

CONCLUSION:

We believe that Mr. Mueller and General Electric have not acknowledged the changing context of the Say on Pay discussion and further they have not established a convincing burden of proof that would allow the Securities and Exchange Commission to provide the No Action Letter requested.

We request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

Timothy Smith
Senior Vice President
Walden Asset Management

Cc: Gwendolen Noyes – Proponent
Craig Beazer – Corporate Secretary, General Electric
Ronald Mueller – Gibson, Dunn & Crutcher LLP

Exhibit B



One H&R Block Way
Kansas City, Missouri 64105

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD SEPTEMBER 4, 2008

The annual meeting of shareholders of H&R Block, Inc., a Missouri corporation (the "Company"), will be held at the Copaken Stage of the Kansas City Repertory Theatre in the H&R Block Center located at One H&R Block Way (corner of 13th Street and Walnut), Kansas City, Missouri, on Thursday, September 4, 2008, at 9:00 a.m., Kansas City time (CDT). Shareholders attending the meeting are asked to park in the H&R Block Center parking garage located beneath the H&R Block Center (enter the parking garage from Walnut or Main Street). The meeting will be held for the following purposes:

1. The election of ten directors to serve until the 2009 annual meeting or until their successors are elected and qualified (See page 4);
2. The approval of an amendment to the Company's Restated Articles of Incorporation to require an independent chairman of the Board of Directors (See page 11);
3. The approval of an amendment to the Company's Restated Articles of Incorporation to decrease the permissible number of directors (See page 12);
4. The approval of an amendment to the Company's Restated Articles of Incorporation to impose director term limits (See page 13);
5. The approval of an amendment to the Company's Restated Articles of Incorporation to limit voting rights of preferred stock (See page 14);
6. The approval of an advisory proposal on the Company's executive pay-for-performance compensation policies and procedures (See page 15);
7. The approval of the 2008 Deferred Stock Unit Plan for Outside Directors to replace the 1989 Stock Option Plan for Outside Directors (See page 15);
8. The ratification of the appointment of Deloitte & Touche LLP as the Company's independent accountants for the fiscal year ending April 30, 2009 (See page 17); and
9. The transaction of any other business as may properly come before the meeting or any adjournments thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. The Board of Directors has fixed the close of business on July 7, 2008 as the record date for determining shareholders of the Company entitled to notice of and to vote at the meeting.

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO VOTE YOUR SHARES VIA THE TOLL-FREE TELEPHONE NUMBER OR OVER THE INTERNET, AS PROVIDED IN THE ENCLOSED MATERIALS. IF YOU REQUESTED A PROXY CARD BY MAIL, YOU MAY SIGN, DATE AND MAIL THE PROXY CARD IN THE ENVELOPE PROVIDED.

By Order of the Board of Directors
BRET G. WILSON
Secretary

Kansas City, Missouri
July 23, 2008

because it (i) is consistent with sound corporate governance principles and (ii) enhances the Company's ability to take advantage of financing alternatives and acquisition opportunities.

TEXT OF AMENDMENT – The proposed amendment to the Articles to modify the Company's preferred stock consists of a revision of Article Three, Section (1) of the Articles and is attached as Appendix J to this proxy statement.

APPROVAL REQUIREMENTS – The Preferred Stock Article Amendment to Article Three, Section (1) has unanimously been adopted by the members of the Board. Therefore, approval of this amendment requires the affirmative vote of at least a majority of the outstanding shares entitled to vote, or approximately 164,590,376 shares.

If the shareholders approve the Preferred Stock Article Amendment, it will become effective upon the filing of a certificate of amendment to the Articles with the Missouri Secretary of State. The Company plans to file a certificate of amendment to the Articles promptly after the requisite shareholder vote is obtained.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ADOPTION OF AN AMENDMENT TO THE COMPANY'S RESTATED ARTICLES OF INCORPORATION TO SO MODIFY ITS PREFERRED STOCK, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY.

ITEM 6 –

THE APPROVAL OF AN ADVISORY PROPOSAL ON THE COMPANY'S EXECUTIVE PAY-FOR-PERFORMANCE COMPENSATION POLICIES AND PROCEDURES –

We believe that our compensation policies and procedures are centered on a pay-for-performance culture and are strongly aligned with the long-term interests of our shareholders. We also believe that both the Company and shareholders benefit from responsive corporate governance policies and constructive and consistent dialogue. Thus, with Board approval, the Company announced on June 17, 2008 that the Company would voluntarily provide shareholders with the right to cast an advisory vote on our compensation program at the annual meeting of shareholders, beginning with the 2008 Annual Meeting.

This proposal, commonly known as a "Say on Pay" proposal, gives you as a shareholder the opportunity to endorse or not endorse our executive pay program through the following resolution:

"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE PAY-FOR-PERFORMANCE COMPENSATION POLICIES AND PROCEDURES EMPLOYED BY THE COMPENSATION COMMITTEE, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS, AND THE TABULAR DISCLOSURE REGARDING NAMED EXECUTIVE OFFICER COMPENSATION (TOGETHER WITH THE ACCOMPANYING NARRATIVE DISCLOSURE) IN THIS PROXY STATEMENT, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY.

ITEM 7 –

THE APPROVAL OF THE 2008 DEFERRED STOCK UNIT PLAN FOR OUTSIDE DIRECTORS TO REPLACE THE 1989 STOCK OPTION FOR OUTSIDE DIRECTORS –

Shareholders are asked to vote to approve the H&R Block, Inc. 2008 Deferred Stock Unit Plan for Outside Directors (the "2008 Stock Unit Plan"). The 2008 Stock Unit Plan was approved by the Governance and Nominating Committee and the Board of Directors on June 11, 2008, subject to shareholder approval.

The following summary of major features of the 2008 Stock Unit Plan is subject to the specific provisions in the full text of the 2008 Stock Unit Plan as set forth as Appendix K to this proxy statement.



One H&R Block Way
Kansas City, Missouri 64105

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD SEPTEMBER 24, 2009

The annual meeting of shareholders of H&R Block, Inc., a Missouri corporation (the "Company"), will be held at the Copaken Stage of the Kansas City Repertory Theatre in the H&R Block Center located at One H&R Block Way (corner of 13th Street and Walnut), Kansas City, Missouri, on Thursday, September 24, 2009, at 9:00 a.m. central time. Shareholders attending the meeting are asked to park in the H&R Block Center parking garage located beneath the H&R Block Center (enter the parking garage from Walnut or Main Street). The meeting will be held for the following purposes:

1. The election of ten directors to serve until the 2010 annual meeting or until their successors are elected and qualified (See page 4);
2. The approval of an advisory proposal on the Company's executive pay-for-performance compensation policies and procedures (See page 11);
3. The approval of an amendment to the 2003 Long-Term Executive Compensation Plan to increase the aggregate number of shares of Common Stock issuable under the Plan from 10,000,000 to 14,000,000 (See page 12);
4. The ratification of the appointment of Deloitte & Touche LLP as the Company's independent accountants for the fiscal year ending April 30, 2010 (See page 18); and
5. The transaction of any other business as may properly come before the meeting or any adjournments thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. The Board of Directors has fixed the close of business on August 6, 2009 as the record date for determining shareholders of the Company entitled to notice of and to vote at the meeting.

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO VOTE YOUR SHARES VIA THE TOLL-FREE TELEPHONE NUMBER OR OVER THE INTERNET, AS PROVIDED IN THE ENCLOSED MATERIALS. IF YOU REQUESTED A PROXY CARD BY MAIL, YOU MAY SIGN, DATE AND MAIL THE PROXY CARD IN THE ENVELOPE PROVIDED.

By Order of the Board of Directors
BRET G. WILSON
Secretary

Kansas City, Missouri
August 12, 2009

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uses the same process for evaluating all candidates for nomination by the Board, including those recommended by shareholders. The Company's Bylaws permit persons to be nominated as directors directly by shareholders under certain conditions. To do so, shareholders must comply with the advance notice requirements outlined in the "Shareholder Proposals and Nominations" section of this proxy statement.

COMMUNICATIONS WITH THE BOARD – Shareholders and other interested parties wishing to communicate with the Board of Directors, the non-management directors, or with an individual Board member concerning the Company may do so by writing to the Board, to the non-management directors, or to the particular Board member, and mailing the correspondence to: Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105. Please indicate on the envelope whether the communication is from a shareholder or other interested party. All such communications will be forwarded to the director or directors to whom the communication is addressed.

DIRECTOR ATTENDANCE AT ANNUAL MEETINGS – Although the Company has no specific policy regarding director attendance at its annual meeting, all directors are encouraged to attend. Board and Committee meetings are held immediately preceding and following the annual meeting, with directors attending the annual meeting. All of the Company's directors attended last year's annual meeting.

ITEM 2 –

THE APPROVAL OF AN ADVISORY PROPOSAL ON THE COMPANY'S EXECUTIVE PAY-FOR-PERFORMANCE COMPENSATION POLICIES AND PROCEDURES –

We believe that our compensation programs and policies reflect an overall pay for performance culture which is strongly aligned to the long term interests of our shareholders. We are committed to the successful execution of specific strategies that will drive consistent delivery of shareholder value. As part of that commitment, and in accordance with the Company's Amended and Restated Bylaws, the Board is providing H&R Block's shareholders with an annual opportunity to endorse or not endorse our executive compensation program, commonly known as a "Say on Pay" proposal.

The Compensation Committee of the Board has overseen the development of a compensation program designed to achieve pay-for-performance and alignment with long-term shareholder interests, as described more fully in the "Compensation Discussion and Analysis" beginning on page 21. The compensation program was designed in a manner that we believe delivers appropriate recognition for contributing to current business results, while at the same time motivating and retaining executives to enhance future business results.

As further evidence of our commitment to a pay-for-performance compensation philosophy and to recognize our failure to meet a significant portion of our pre-established performance targets for fiscal year 2009, we implemented the following actions in our executive compensation program:

- No base pay merit increases were awarded to any of our executives
- No or minimal performance based short-term incentive ("STI") awards were provided to any of our executives
- Decreased long-term incentive value awarded to our executives

These actions are not a one-time event; the Company will continue to take the necessary steps to link business performance to executive compensation awards to exemplify our full commitment to pay-for-performance.

In addition, the Compensation Committee continually reviews best practices in executive compensation in order to insure that H&R Block's executive compensation program achieves the desired goals of pay-for-performance and alignment with long-term shareholder interests. As a result of this review process, the Compensation Committee and the Board revised H&R Block's executive compensation practices during the Company's 2008 and 2009 fiscal years by:

- Introducing a new equity vehicle of "premium priced options" to attract our new CEO and place significant emphasis on balanced wealth creation for both the shareholders and the most senior member of our Company
- Revising long-term equity award methodology to ensure that both value and number of shares granted are reviewed annually to balance share price volatility with competitiveness of award

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- Instituting a "double trigger" on any acceleration of equity awards that result from a "Change in Control" of the Company.
- Eliminating the Company's match under the H&R Block Deferred Compensation Plan for Executives

These changes along with executive stock ownership guidelines, limited executive perquisites, and conservative severance multiples all contribute to an executive compensation program that is competitive yet strongly aligned to shareholders' interests.

For the reasons discussed above, the Board recommends that shareholders vote in favor of the following "Say on Pay" resolution:

"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE PAY-FOR-PERFORMANCE COMPENSATION POLICIES AND PROCEDURES EMPLOYED BY THE COMPENSATION COMMITTEE, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS, AND THE TABULAR DISCLOSURE REGARDING NAMED EXECUTIVE OFFICER COMPENSATION (TOGETHER WITH THE ACCOMPANYING NARRATIVE DISCLOSURE) IN THIS PROXY STATEMENT, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY.

ITEM 3 –

ADOPTION OF AMENDMENT TO THE 2003 LONG-TERM EXECUTIVE COMPENSATION PLAN –

THE PROPOSAL – The Board of Directors has adopted an amendment to the 2003 Long-Term Executive Compensation Plan, as amended (the "2003 Plan"), to increase by 4,000,000 the aggregate number of shares the Company is authorized to issue under such Plan. As more fully described below this would increase the number of shares authorized to be issued under the 2003 Plan from 10,000,000 to 14,000,000.

AS DESCRIBED MORE FULLY BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE 2003 LONG-TERM EXECUTIVE COMPENSATION PLAN. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY.

BACKGROUND – The 2003 Plan was adopted by the Board of Directors of the Company on July 1, 2002 to replace the 1993 Long-Term Executive Compensation Plan, which preceded it. The 2003 Plan was approved by the shareholders of the Company on September 11, 2002 and became effective on July 1, 2003.

The purpose of the 2003 Plan is to provide long-term incentives and rewards to senior executives and key employees responsible for the growth of the Company and creation of value for shareowners. The Board of Directors believes that incentive stock options, nonqualified stock options, restricted shares of the Company's Common Stock ("Common Stock") and other awards available for grant under the 2003 Plan provide a form of incentive that, if properly designed, can align the economic interests of management and other key employees with those of the Company's shareholders.

Currently, the 2003 Plan authorizes the Company to issue up to 10,000,000 shares of Common Stock pursuant to awards made under the Plan. The Board may make equitable adjustments to such aggregate number in the event of any changes to the capital structure of the Company, including but not limited to a change resulting from a stock dividend or split-up, or combination or reclassification of shares. The aggregate number of shares of Common Stock authorized for issuance reflects the two-for-one Common Stock split effected August 22, 2005.

In addition to the 2003 Plan, the 1999 Stock Option Plan for Seasonal Employees (the "Seasonal Plan") authorizes the Company to issue up to 46,000,000 shares of Common Stock under various types of incentive awards. Through June 30, 2009, 34,919,914 options, net of forfeitures, have been awarded under the Seasonal Plan, of which 7,064,610 remain outstanding. The Company has decided to terminate the Seasonal Plan, except with respect to outstanding options thereunder. As a result of termination of the Seasonal Plan, 11,080,086 shares of

Source: H&R BLOCK INC. DEF 14A, August 12, 2009

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ZALE CORPORATION
901 West Walnut Hill Lane
Irving, Texas 75038-1003

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On November 18, 2008

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of Zale Corporation, a Delaware corporation (the "Company"), will be held on Tuesday, November 18, 2008, at 10:00 a.m., local time, at Zale Corporation Headquarters, 901 W. Walnut Hill Lane, Irving, Texas 75038, for the following purposes:

1. To elect nine directors for terms that will expire at the 2009 Annual Meeting of Stockholders;

2. To approve the material terms of the performance goals for performance-based compensation;

3. To approve an advisory proposal on the Company's executive pay-for-performance policies and procedures;

4. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2009; and

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on September 26, 2008, as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting or any adjournment thereof. A list of such stockholders will be maintained at the Company's headquarters during the 10 day period prior to the date of the Annual Meeting and will be available for inspection during ordinary business hours by stockholders for any purpose germane to the Annual Meeting.

We hope you will be represented at the Annual Meeting by signing and returning the enclosed proxy card in the accompanying envelope as promptly as possible or by following the alternative voting procedures described on the proxy card, whether or not you expect to be present in person. Your vote is important and the Board of Directors appreciates the cooperation of stockholders in directing proxies to vote at the Annual Meeting.

Important Notice regarding the Accessibility of Proxy Materials for the Annual Meeting to be held on November 18, 2008. This Proxy Statement and 2008 Annual Report are available at www.proxyvote.com.

By Order of the Board of Directors,

Hilary Molay
Senior Vice President, General Counsel and Secretary

Irving, Texas
October 17, 2008

Source: ZALE CORP, DEF 14A, October 14, 2008

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PROPOSAL NO. 3:

APPROVAL OF AN ADVISORY PROPOSAL ON THE COMPANY'S PAY-FOR-PERFORMANCE POLICIES AND PROCEDURES

The Board of Directors believes that the Company's compensation policies and procedures are centered on a pay-for-performance culture and are strongly aligned with the long-term interests of shareholders. The Board of Directors also believes that both the Company and shareholders benefit from responsive corporate governance policies and constructive and consistent dialogue. Thus, the Board of Directors has decided to voluntarily provide shareholders with the right to cast an advisory vote on the Company's compensation program at the Annual Meeting.

This proposal, commonly known as a "say-on-pay" proposal, gives you as a shareholder the opportunity to endorse or not endorse our executive pay program through the following resolution:

> **"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company (together with the accompanying narrative disclosure), as described in the Compensation Discussion and Analysis and the tabular disclosure contained in the Company's Proxy Statement for its 2008 Annual Meeting regarding named executive officer compensation."**

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

The Board of Directors recommends a vote "FOR" approval of this resolution.

Source: ZALE CORP, DEF 14A, October 14, 2008

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ZALE CORPORATION
901 West Walnut Hill Lane
Irving, Texas 75038-1003

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On December 7, 2009

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of Zale Corporation, a Delaware corporation (the "Company"), will be held on Monday, December 7, 2009, at 9:00 a.m., Eastern time, at the Hyatt Regency Greenwich, 1800 East Putnam Avenue, Old Greenwich, Connecticut 06870, for the following purposes:

1. To elect eight directors for terms that will expire at the 2010 Annual Meeting of Stockholders;

2. To approve an advisory proposal on the Company's executive pay-for-performance policies and procedures;

3. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2010; and

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on November 2, 2009, as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting or any adjournment thereof. A list of such stockholders will be maintained at the Company's headquarters during the 10 day period prior to the date of the Annual Meeting and will be available for inspection during ordinary business hours by stockholders for any purpose germane to the Annual Meeting.

We hope you will be represented at the Annual Meeting by signing and returning the enclosed proxy card in the accompanying envelope as promptly as possible or by following the alternative voting procedures described on the proxy card, whether or not you expect to be present in person. Your vote is important and the Board of Directors appreciates the cooperation of stockholders in directing proxies to vote at the Annual Meeting.

Important Notice regarding the Accessibility of Proxy Materials for the Annual Meeting to be held on December 7, 2009. This Proxy Statement and 2009 Annual Report are available at www.zalecorp.com under "Shareholder Information—Annual Reports."

By Order of the Board of Directors,

Hilary Molay
Senior Vice President, General Counsel and Secretary

Irving, Texas
November 3, 2009

Source: ZALE CORP, DEF 14A, November 03, 2009

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PROPOSAL NO. 2:

APPROVAL OF AN ADVISORY PROPOSAL ON THE COMPANY'S PAY-FOR-PERFORMANCE POLICIES AND PROCEDURES

The Board of Directors believes that the Company's compensation policies and procedures are centered on a pay-for-performance culture and are strongly aligned with the long-term interests of shareholders. The Board of Directors also believes that both the Company and shareholders benefit from responsive corporate governance policies and constructive and consistent dialogue. Thus, the Board of Directors has decided to voluntarily provide shareholders with the right to cast an advisory vote on the Company's compensation program at the Annual Meeting.

This proposal, commonly known as a "say-on-pay" proposal, gives you as a shareholder the opportunity to endorse or not endorse our executive pay program through the following resolution:

> **"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company (together with the accompanying narrative disclosure), as described in the Compensation Discussion and Analysis and the tabular disclosure contained in the Company's Proxy Statement for its 2009 Annual Meeting regarding named executive officer compensation."**

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

The Board of Directors recommends a vote **"FOR"** approval of this resolution.

Source: ZALE CORP, DEF 14A, November 03, 2009

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INTEL CORPORATION

2200 Mission College Blvd.
Santa Clara, California 95054-1549

NOTICE OF 2009 ANNUAL STOCKHOLDERS' MEETING

TIME AND DATE	8:30 a.m. Pacific Time on Wednesday, May 20, 2009
PLACE	Intel Corporation, Building SC-12, 3600 Juliette Lane, Santa Clara, CA 95054
INTERNET	Attend the annual meeting online, including submitting questions, at *www.intc.com*
AGENDA	• Elect a Board of Directors • Ratify Ernst & Young LLP as our independent registered public accounting firm • Amend and extend the 2006 Equity Incentive Plan • Approve an employee stock option exchange program • Hold an advisory vote on executive compensation • Act on stockholder proposals, if properly presented at the meeting • Transact other business that may properly come before the annual meeting (including adjournments and postponements)
RECORD DATE	March 23, 2009
MEETING ADMISSION	You are entitled to attend the annual meeting only if you were an Intel stockholder as of the close of business on March 23, 2009 or hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a stockholder of record, your ownership as of the record date will be verified prior to admittance into the meeting. If you are not a stockholder of record but hold shares through a broker, trustee, or nominee, you must provide proof of beneficial ownership as of the record date, such as an account statement or similar evidence of ownership. If you do not provide photo identification and comply with the other procedures outlined above, you will not be admitted to the annual meeting, but can attend the meeting via the webcast available at *www.intc.com.*
VOTING	Please vote as soon as possible to record your vote promptly, even if you plan to attend the annual meeting in person or on the Internet. You have three options for submitting your vote before the annual meeting: • Internet • Phone • Mail

By Order of the Board of Directors

Cary I. Klafter
Corporate Secretary

Santa Clara, California
April 3, 2009

PROPOSAL 5: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors is aware of the significant interest in executive compensation matters by investors and the general public, and in the idea of U.S. public corporations proposing advisory votes on compensation practices for executive officers (commonly referred to as a "say on pay" proposal). For the past two years, Intel has participated in a working group of investors and company representatives studying say on pay as implemented in other countries and how it might be utilized in the United States. In late 2008, Intel received a stockholder proposal on this topic from Walden Asset Management and several co-sponsors. The Board considered the merits of the stockholder proposal and determined that providing stockholders with an advisory vote on executive compensation may produce useful data on investor sentiment with regard to the Compensation Committee's executive compensation philosophy, policies, and procedures. The Board also noted the potential for U.S. congressional action in this area and felt it could be beneficial to gain practical experience with the advisory vote so that Intel can better contribute to the development of regulatory standards.

While this advisory vote on executive compensation is non-binding, the Board and the Compensation Committee will review the voting results and seek to determine the cause or causes of any significant negative voting result. Voting results provide little detail by themselves, and the company would consult directly with stockholders to better understand issues and concerns not previously presented. The Board and management understand that, as was done this year, it is useful and appropriate to seek the views of significant stockholders when considering the design and initiation of executive compensation programs. Intel expects to continue to engage regularly with stockholders concerned with executive compensation or any other matter of stockholder concern. Stockholders who want to communicate with Intel's Board or management should refer to "Other Matters; Communicating with Us" in this proxy statement for additional information.

The Board of Directors asks you to consider the following statement:

"Do you approve of the Compensation Committee's compensation philosophy, policies, and procedures as described in the 'Compensation Discussion and Analysis' section of this proxy statement?"

The Board of Directors recommends that you vote in favor of the Compensation Committee's compensation philosophy, policies, and procedures as described in "Compensation Discussion and Analysis" by voting "FOR" this proposal.

NOTICE AND PROXY STATEMENT

AFLAC INCORPORATED

Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999

NOTICE OF 2008 ANNUAL MEETING OF SHAREHOLDERS
Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 5, 2008

The Annual Meeting of Shareholders of Aflac Incorporated (the "Company") will be held on Monday, May 5, 2008, at 10:00 a.m. at the Columbus Museum (in the Patrick Theatre), 1251 Wynnton Road, Columbus, Georgia, for the following purposes, all of which are described in the accompanying Proxy Statement:

1. To elect 17 Directors of the Company to serve until the next Annual Meeting and until their successors are duly elected and qualified;

2. To consider and act upon a proposal to amend Article IV of the Company's Articles of Incorporation, to increase the Company's authorized shares of $.10 par value Common Stock from 1,000,000,000 shares to 1,900,000,000 shares;

3. To consider and adopt an amended and restated management incentive plan (the "2009 Management Incentive Plan");

4. To consider and approve the following advisory (non-binding) proposal:

   "Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

5. To consider and act upon the ratification of the appointment of KPMG LLP as independent registered public accounting firm of the Company for the year ending December 31, 2008.

The accompanying proxy is solicited by the Board of Directors of the Company. The Proxy Statement and the Company's Annual Report for the year ended December 31, 2007, are enclosed.

The record date for the determination of shareholders entitled to vote at the meeting is February 27, 2008, and only shareholders of record at the close of business on that date will be entitled to vote at this meeting and any adjournment thereof.

YOUR VOTE IS IMPORTANT! WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE MARK, SIGN, DATE, AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED PREPAID ENVELOPE SO THAT WE MAY BE ASSURED OF A QUORUM TO TRANSACT BUSINESS. YOU MAY ALSO VOTE VIA THE INTERNET OR TELEPHONE. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By order of the Board of Directors,

Joey M. Loudermilk
Secretary

Columbus, Georgia
March 24, 2008

months) following the end of the fiscal year to which the awards relate. With respect to participants who are covered employees, unless otherwise determined by the Compensation Committee, payment will be made only after achievement of the applicable performance goals has been certified by the Compensation Committee.

Notwithstanding any other provision of the 2009 MIP to the contrary, if a change in control occurs while any awards remain outstanding, then the performance period (i.e., the fiscal year) ongoing at the time of such change in control will be deemed to have been completed, the maximum level of performance with respect to the applicable performance goals will be deemed to have been attained and a pro rata portion (based on the number of full and partial months that have elapsed with respect to the performance period) of each outstanding award will become payable in cash to participants.

The 2009 MIP may be amended, suspended or terminated at any time by the Board of Directors or the Compensation Committee, provided, however, that no amendment that requires shareholder approval in order for the 2009 MIP to comply with Section 162(m) of the Code will be effective unless the amendment is so approved, and no amendment shall adversely affect any rights of a participant under an outstanding award without the participant's consent.

The 2009 MIP will terminate at the end of the 2013 fiscal year, but payment with respect to all awards granted under the 2009 MIP before that time will be paid out in accordance with their terms.

As explained above, the benefits to be provided under the 2009 MIP cannot be determined at this time. However, non-equity incentive awards paid to the NEOs in respect of the 2007 fiscal year under the MIP, as in effect for that year, are noted in the 2007 Summary Compensation Table on page 24. Non-equity incentive awards paid to the executive officers under that plan in respect of the 2007 fiscal year totaled approximately $8,150,853, and non-equity incentive awards paid to all other plan participants in respect of the 2007 fiscal year totaled approximately $6,157,789. The Non-employee Director group will not be eligible to participate in the 2009 MIP.

THE BOARD OF DIRECTORS RECOMMENDS UNANIMOUSLY A VOTE "FOR" APPROVAL OF THE AMENDED AND RESTATED MANAGEMENT INCENTIVE PLAN

4. ADVISORY VOTE ON EXECUTIVE PAY-FOR-PERFORMANCE COMPENSATION

In November 2006, an interest was expressed by a shareholder in casting a non-binding advisory vote on the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the CD&A and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement. We believe that our compensation policies and procedures are centered on a pay-for-performance culture and are strongly aligned with the long-term interests of our shareholders.

We also believe that both the Company and shareholders benefit from responsive corporate governance policies and constructive and consistent dialogue. Thus, with Board approval, the Company announced in February 2007 that the Company would voluntarily provide shareholders with the right to cast an advisory vote on our compensation program at the annual meeting of shareholders in 2009 when our disclosure could reflect three years of compensation data under the newly adopted SEC disclosure guidelines.

Subsequently, we concluded that the expanded disclosure of compensation information to be provided in this Proxy Statement would already provide our shareholders the information they need to make an informed decision as they weigh the pay of our executive officers in relation to the Company's performance. As a result, on November 14, 2007, the Company announced that its Board of Directors accelerated to 2008 an advisory shareholder vote on the Company's executive compensation disclosures. This proposal, commonly known as a "Say-on-Pay" proposal, gives you as a shareholder the opportunity to endorse or not endorse our executive pay program and policies through the following resolution:

"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement. "

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

While we believe this "Say-on-Pay" proposal demonstrates our commitment to our shareholders, that commitment extends beyond adopting innovative corporate governance practices. We also are committed to achieving a high level of total return for our shareholders.

Since August 1990, when Mr. Daniel Amos was appointed as our Chief Executive Officer through December 2007, our Company's total return to shareholders, including reinvested cash dividends, has exceeded 3,867% compared with 660% for the Dow Jones Industrial Average and 549% for the S&P 500. During the same period, the company's market capitalization has grown from $1.2 billion to over $30 billion.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE PAY-FOR-PERFORMANCE COMPENSATION POLICIES AND PROCEDURES EMPLOYED BY THE COMPENSATION COMMITTEE, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS, AND THE TABULAR DISCLOSURE REGARDING NAMED EXECUTIVE OFFICER COMPENSATION (TOGETHER WITH THE ACCOMPANYING NARRATIVE DISCLOSURE) IN THIS PROXY STATEMENT.

5. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In February 2008, the Audit Committee voted to appoint KPMG LLP, an independent registered public accounting firm, to perform the annual audit of the Company's consolidated financial statements for the fiscal year 2008, subject to ratification by the shareholders.

Representatives of KPMG LLP are expected to be present at the 2008 Annual Meeting of Shareholders with the opportunity to make a statement if they so desire. Such representatives are expected to be available to respond to appropriate questions.

The aggregate fees for professional services rendered to the Company by KPMG LLP for the years ended December 31, were as follows:

	2007	2006
Audit fees - Audit of the Company's consolidated financial statements for the years ended December 31*	$3,993,446	$3,855,618
Audit related fees (audits of subsidiaries and employee benefit plans)	114,644	109,854
Tax fees	1,500	1,300
All other fees	35,000	30,000
Total fees:	$4,144,590	$3,996,772

(*) The audit fees for 2007 and 2006 include $1,822,861 and $1,758,578, respectively for the services rendered for the attestation with respect to, and related reviews of, the Company's internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee of the Board of Directors has considered whether the provision of the non-audit professional services is compatible with maintaining KPMG LLP's independence and has concluded that it is. The Audit Committee pre-approves all audit and non-audit services provided by KPMG LLP.

THE BOARD OF DIRECTORS RECOMMENDS UNANIMOUSLY A VOTE "FOR" RATIFICATION OF THE SELECTION OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Shareholder Proposals

For a shareholder's proposal to be included in the Company's Proxy Statement for the 2009 Annual Meeting of Shareholders, the shareholder must follow the procedures of Rule 14a-8 under the Exchange Act, and the proposal must be received by the Secretary of the Company by November 24, 2008. To be timely, shareholder proposals submitted outside the processes of Rule 14a-8 must be received by the Secretary of the Company after January 7, 2009, and before February 6, 2009.

NOTICE AND PROXY STATEMENT

AFLAC INCORPORATED

Worldwide Headquarters
1932 Wynnton Road
Columbus, GA 31999

NOTICE OF 2009 ANNUAL MEETING OF SHAREHOLDERS
Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 4, 2009

The Annual Meeting of Shareholders of Aflac Incorporated (the "Company") will be held on Monday, May 4, 2009, at 10:00 a.m. at the Columbus Museum (in the Patrick Theatre), 1251 Wynnton Road, Columbus, Georgia, for the following purposes, all of which are described in the accompanying Proxy Statement:

1. To elect 17 Directors of the Company to serve until the next Annual Meeting and until their successors are duly elected and qualified;

2. To consider and approve the following advisory (non-binding) proposal:

   "Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation in this Proxy Statement."

3. To consider and act upon the ratification of the appointment of KPMG LLP as independent registered public accounting firm of the Company for the year ending December 31, 2009.

The accompanying proxy is solicited by the Board of Directors of the Company. The Proxy Statement and the Company's Annual Report for the year ended December 31, 2008, are enclosed.

The record date for the determination of shareholders entitled to vote at the meeting is February 24, 2009, and only shareholders of record at the close of business on that date will be entitled to vote at this meeting and any adjournment thereof.

YOUR VOTE IS IMPORTANT! WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE VOTE AS PROMPTLY AS POSSIBLE SO THAT WE MAY BE ASSURED OF A QUORUM TO TRANSACT BUSINESS. YOU MAY VOTE BY USING THE INTERNET, TELEPHONE, OR BY SIGNING, DATING AND RETURNING THE PROXY MAILED TO THOSE WHO RECEIVE PAPER COPIES OF THIS PROXY STATEMENT. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By order of the Board of Directors,

Joey M. Loudermilk
Secretary

Columbus, Georgia
March 25, 2009

Company's consolidated financial statements in conformity with the auditing standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and issuing a report thereon. The Audit Committee has general oversight responsibility to monitor and oversee these processes on behalf of the Board of Directors.

In connection with these responsibilities, the Audit Committee has met with management and the independent registered public accounting firm to review and discuss the Company's audited consolidated financial statements for the year ended December 31, 2008. The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) and the NYSE. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. The Audit Committee has reviewed this report and such firm's work throughout the year in order to evaluate the independent registered public accounting firm's qualifications, performance, and independence.

Additionally, the Audit Committee has monitored the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002 regarding the reporting related to internal control over financial reporting. This monitoring process has included regular reports and representations by financial management of the Company, the internal auditors, and by KPMG LLP, the independent registered public accounting firm. The Audit Committee has also reviewed the certifications of Company executive officers contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC, as well as reports issued by KPMG LLP, included in the Company's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and (ii) the effectiveness of internal control over financial reporting.

Based upon the Audit Committee's discussions with management and the independent registered public accounting firm, as set forth above, and the Audit Committee's review of the representations of management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the SEC.

Audit Committee

Robert L. Wright, Chairman
Douglas W. Johnson (financial expert)
Charles B. Knapp
Marvin R. Schuster

2. ADVISORY VOTE ON EXECUTIVE PAY-FOR-PERFORMANCE COMPENSATION

We believe that our compensation policies and procedures are centered on a pay for performance culture and are strongly aligned with the long-term interests of our shareholders. This advisory shareholder vote, commonly known as "Say-on-Pay," gives you as a shareholder the opportunity to endorse or not endorse our executive pay program and policies through the following resolution.

"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation in this Proxy Statement."

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

We believe the "Say-on-Pay" proposal demonstrates our commitment to our shareholders; that commitment extends beyond adopting innovative corporate governance practices. We also are committed to achieving a high level of total return for our shareholders.

Since August 1990, when Mr. Daniel Amos was appointed as our CEO through December 31, 2008, our Company's total return to shareholders, including reinvested cash dividends, has exceeded 2,852% compared with 418% for the Dow Jones Industrial Average and 309% for the S&P 500.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE PAY-FOR-PERFORMANCE COMPENSATION POLICIES AND PROCEDURES EMPLOYED BY THE COMPENSATION COMMITTEE, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS AND THE TABULAR DISCLOSURE REGARDING NAMED EXECUTIVE OFFICER COMPENSATION IN THIS PROXY STATEMENT.


RiskMetrics Group

riskmetrics.com

One Chase Manhattan Plaza, 44th Floor
New York, New York 10005

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of RiskMetrics Group, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Annual Meeting") of RiskMetrics Group, Inc. (the "Company"), a Delaware corporation, will be held on June 4, 2008 at 10:00 a.m., local time, at the New York Marriott Downtown, 85 West Street, New York, New York 10006, for the following purposes:

1. To elect ten (10) directors of the Company to serve for one-year terms;

2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent auditor for the fiscal year ending December 31, 2008;

3. To consider and approve three advisory (non-binding) proposals concerning the Company's executive compensation philosophy, 2007 compensation decisions, and 2008 performance objectives; and

4. To consider and act upon such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Only shareholders of record at the close of business on April 10, 2008 are entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

By Order of the Board of Directors,

Steven Friedman
Corporate Secretary

New York, New York
April 23, 2008

YOUR VOTE IS IMPORTANT!

Your vote is important. Whether or not you plan to attend the meeting, please cast your vote, as instructed in the Notice of Internet Availability of Proxy Materials, via the Internet, by telephone or by mail. **We encourage you to vote via the Internet.** It is convenient and saves us significant postage and processing costs.

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Item 3 – Advisory (Non-Binding) Votes on Executive Compensation

The Board's Corporate Governance Principles and Guidelines provide that the Company's shareholders will be given the opportunity to vote on an advisory (nonbinding) resolution at each annual meeting to approve the Company's Compensation Discussion and Analysis as outlined in the annual proxy statement.

The Board, after consulting with its Nominating and Corporate Governance Committee, has determined that the best way to implement this principle – giving shareholders as much opportunity to comment as possible – is to accord shareholders THREE votes. First, shareholders may indicate their position (by a yes or no vote) with regard to the Company's overall executive compensation philosophy, policies and procedures. These are described above in the Compensation Discussion and Analysis, Sections I and II. Second, shareholders may indicate their position (again by a yes or no vote) with regard to whether the Board executed these principles appropriately in making its 2007 compensation decisions. These decisions are described above in the Compensation Discussion and Analysis, Sections III and IV. Finally, shareholders may indicate their position (yes or no) with regard to the Board's application of its compensation philosophy, policies and procedures to the 2008 objectives. These objectives are described in the Compensation Discussion and Analysis, Section V.

The Board recommends that shareholders approve, in an advisory vote, each of the following three resolutions:

A. RESOLVED that the shareholders approve the Company's overall executive compensation philosophy, policies and procedures, as described in the Compensation Discussion and Analysis (Sections I and II) in this Proxy Statement.

B. RESOLVED that the shareholders approve the compensation decisions made by the Board with regard to NEO performance for 2007, as described in the Compensation Discussion and Analysis (Sections III and IV) in this Proxy Statement.

C. RESOLVED that the shareholders approve the application of the Company's compensation philosophy, policies and procedures to evaluate the 2008 performance of, and award compensation based on, certain key objectives, as described in the Compensation Discussion and Analysis (Section V) in this Proxy Statement.

Because your vote is advisory, it will not be binding upon the Board. However, the Human Resources and Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD RECOMMENDS A VOTE FOR EACH OF THESE PROPOSALS.

Source: RiskMetrics Group Inc, DEF 14A, April 23, 2008

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RiskMetrics Group

riskmetrics.com

One Chase Manhattan Plaza, 44th Floor
New York, New York 10005

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of RiskMetrics Group, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Annual Meeting") of RiskMetrics Group, Inc. (the "Company"), a Delaware corporation, will be held on June 16, 2009 at 10:00 a.m., local time, at One Chase Manhattan Plaza, 60th Floor, New York, New York 10005, for the following purposes:

1. To elect eleven (11) directors of the Company to serve for one-year terms;

2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent auditor for the fiscal year ending December 31, 2009;

3. To approve the action of the Board of Directors in amending the RiskMetrics Group, Inc. 2007 Omnibus Incentive Compensation Plan to (a) increase the number of shares of Common Stock authorized for issuance thereunder from 6,500,000 to 10,000,000 and (b) extend the termination date of the Plan from June 14, 2009 to June 30, 2012;

4. To consider and approve two advisory (non-binding) proposals concerning the Company's executive compensation philosophy and 2008 compensation decisions; and

5. To consider and act upon such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Only shareholders of record at the close of business on April 22, 2009 are entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

By Order of the Board of Directors,

Steven Friedman
Corporate Secretary

New York, New York
April 29, 2009

YOUR VOTE IS IMPORTANT!

Your vote is important. Whether or not you plan to attend the meeting, please cast your vote, as instructed in the Notice of Internet Availability of Proxy Materials, via the Internet, by telephone or by mail. **We encourage you to vote via the Internet.** It is convenient and saves us significant postage and processing costs.

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Item 4 – Advisory Vote on Executive Compensation

The Board's Corporate Governance Principles and Guidelines provide that the Company's shareholders will be given the opportunity to vote on an advisory (nonbinding) resolution at each annual meeting to approve the Company's Compensation Discussion and Analysis as outlined in the annual proxy statement.

The Board, after consulting with its Nominating and Corporate Governance Committee, has determined that the best way to implement this principle – giving shareholders as much opportunity to comment as possible – is to accord shareholders TWO votes. First, shareholders may indicate their position (by a yes or no vote) with regard to the Company's overall executive compensation philosophy, policies and procedures. These are described above in the Compensation Discussion and Analysis, Sections I and II. Second, shareholders may indicate their position (again by a yes or no vote) with regard to whether the Board executed these principles appropriately in making its 2008 compensation decisions. These decisions are described above in the Compensation Discussion and Analysis, Sections III and IV.

The Board recommends that shareholders approve, in an advisory vote, each of the following two resolutions:

A. RESOLVED that the shareholders approve the Company's overall executive compensation philosophy, policies and procedures, as described in the Compensation Discussion and Analysis (Sections I and II) in this Proxy Statement.

B. RESOLVED that the shareholders approve the compensation decisions made by the Board with regard to NEO performance for 2008, as described in the Compensation Discussion and Analysis (Sections III and IV) in this Proxy Statement.

Because your vote is advisory, it will not be binding upon the Board. However, the Human Resources and Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD RECOMMENDS A VOTE FOR EACH OF THESE PROPOSALS.

Source: RiskMetrics Group Inc, DEF 14A, April 29, 2009

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